August 25, 2010

Mr. Robert L. Lerner
Principal Executive Officer of Ruvane Fund Management Corporation
RFMC Tactical Advisors Fund, L.P.
4 Benedek Road
Princeton, New Jersey 08540

      Re: **RFMC Tactical Advisors Fund, L.P.**
              Form 10-K for the year ended 12/31/2009
              Filed on 3/31/2010
              File No. 000-23529

Dear Mr. Robert L. Lerner:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Cicely LaMothe
                                    Branch Chief